================================================================================
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                             ---------------------

                         Commission file number 0-19885


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NCI 401(k) PROFIT SHARING PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 NCI BUILDING SYSTEMS, INC.
                                 7301 FAIRVIEW
                                 HOUSTON, TEXAS  77041





================================================================================

                        NCI 401(k) PROFIT SHARING PLAN


                               Table of Contents

*        Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

*        Statement of Net Assets Available for Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

*        Statement of Changes in Net Assets Available for Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . 4

*        Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5-7

*        Supplemental Schedules:

                 Schedule of Assets Held for Investment Purposes  . . . . . . . . . . . . . . . . . . . . . . . . . .   8

                 Schedule of Reportable Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9

                 NCI 401(k) PROFIT SHARING PLAN





                      FINANCIAL STATEMENTS





                   DECEMBER 31, 1996 AND 1995

NCI 401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995


                                   CONTENTS
Independent Auditors' Report ...............................................   2
Statements of Net Assets Available for Benefits ............................   3
Statement of Changes in Net Assets Available for Benefits ..................   4
Notes to Financial Statements .............................................. 5-7
Supplemental Schedules:
  Schedule of Assets Held for Investment Purposes ..........................   8
  Schedule of Reportable Transactions ......................................   9

                    [MANN FRANKFORT STEIN & LIPP LETTERHEAD]



                  INDEPENDENT AUDITORS' REPORT



Board of Trustees
NCI 401(k) Profit Sharing Plan
Houston, Texas


We have audited the accompanying statements of net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Board of Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Trustees as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedules of (1) Assets Held for Investment Purposes and (2) Reportable Transactions are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the same auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ MANN FRANKFORT STEIN & LIPP, P.C.

Houston, Texas
October 8, 1997

NCI 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



ASSETS

                                                       December 31,
                                                 -------------------------
                                                     1996           1995
                                                 -----------   -----------
INVESTMENTS - at fair value
   Nationsbank Stable Capital Fund                  $   624,832   $   354,982
   Nations Balanced Assets Fund                         758,917       467,384
   Nations Capital Growth Fund                        1,515,819     1,014,976
   Nations Strategic Fixed Income Fund                  495,310       349,294
   NCI Stock Fund                                    10,411,411     5,693,854
   Other                                                      -        46,337
                                                    -----------   -----------
                                                     13,806,289     7,926,827

CONTRIBUTIONS RECEIVABLE                                      -        48,202

CASH AND CASH EQUIVALENTS                               114,663        17,676
                                                    -----------   -----------
TOTAL ASSETS                                         13,920,952     7,992,705

LIABILITIES
   Accounts payable                                     (33,554)      (29,579)
                                                    -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS              $13,887,398   $ 7,963,126
                                                    ===========   ===========






See independent auditors' report and accompanying notes to the financial statements.

NCI 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31,1996




                                                                                   Participant  Directed
                                               --------------------------------------------------------------------------
                                               Nationsbank       Nations          Nations       Nations            NCI
                                                   Stable        Balanced   Capital Growth  Strategic Fixed      Common
                                                    Fund          Assets            Fund       Income Fund     Stock Fund
                                               ----------       ---------    ------------    ------------    ------------
ADDITIONS TO NET ASSETS
Interest and dividend income                   $        2       $  18,857    $      3,669    $     21,349    $         --
Net unrealized appreciation (depreciation)
  of investments and net realized gain on
  sale of investments                              24,943          58,118         183,214         (12,120)      1,022,967
                                               ----------       ---------    ------------    ------------    ------------
     Total earnings                                24,945          76,975         186,883           9,229       1,022,967

Contributions
  Participant                                     236,875         200,251         427,568         141,494         730,538
  Employer                                             --              --              --              --              --
  Rollovers/other                                  55,421          61,001         120,925          24,229          35,610
                                               ----------       ---------    ------------    ------------    ------------
     Total contributions                          292,296         261,252         548,493         165,723         766,148
                                               ----------       ---------    ------------    ------------    ------------

       TOTAL ADDITIONS                            317,241         338,227         735,376         174,952       1,789,115

DEDUCTIONS FROM NET ASSETS
Benefits paid to terminated participants          (24,839)        (48,103)       (101,478)        (15,527)       (116,073)
Administrative/other expenses                          --              --              --              --              --
                                               ----------       ---------    ------------    ------------    ------------
       TOTAL DEDUCTIONS                           (24,839)        (48,103)       (101,478)        (15,527)       (116,073)

NET INTERFUND TRANSFERS                           (22,552)          1,409        (133,055)        (13,409)        148,035
                                               ----------       ---------    ------------    ------------    ------------
NET INCREASE(DECREASE)                            269,850         291,533         500,843         146,016       1,821,077

NET ASSETS AVAILABLE FOR:
     Beginning of year                            354,982         467,384       1,014,976         349,294       1,950,964
                                               ----------       ---------    ------------    ------------    ------------
     End of year                               $  624,832       $ 758,917    $  1,515,819    $    495,310    $  3,772,041
                                               ==========       =========    ============    ============    ============





                                                                 Non-Participant
                                                                     Directed
                                                    ----------   ---------------
                                                                       NCI
                                                                      Common
                                                        Other       Stock Fund        Total
                                                    ----------    ------------    ------------
ADDITIONS TO NET ASSETS
Interest and dividend income                        $    3,557    $         --    $     47,434
Net unrealized appreciation (depreciation)
  of investments and net realized gain on
  sale of investments                                      (21)      1,606,156       2,883,257
                                                    ----------    ------------    ------------
     Total earnings                                      3,536       1,606,156       2,930,691


Contributions
  Participant                                               --              --       1,736,726
  Employer                                                  --       1,529,810       1,529,810
  Rollovers/other                                       22,368              --         319,554
                                                    ----------    ------------    ------------
     Total contributions                                22,368       1,529,810       3,586,090
                                                    ----------    ------------    ------------
       TOTAL ADDITIONS                                  25,904       3,135,966       6,516,781

DEDUCTIONS FROM NET ASSETS
Benefits paid to terminated participants                    --        (182,139)       (488,159)
Administrative/other expenses                         (104,350)             --        (104,350)
                                                    ----------    ------------    ------------
       TOTAL DEDUCTIONS                               (104,350)       (182,139)       (592,509)

NET INTERFUND TRANSFERS                                 76,919         (57,347)             --
                                                    ----------    ------------    ------------
NET INCREASE(DECREASE)                                  (1,527)      2,896,480       5,924,272

NET ASSETS AVAILABLE FOR:
     Beginning of year                                  82,636       3,742,890       7,963,126
                                                    ----------    ------------    ------------
     End of year                                    $   81,109    $  6,639,370    $ 13,887,398
                                                    ==========    ============    ============


See independent auditors' report and accompanying notes to the financial statements.

NCI 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995



NOTE A - DESCRIPTION OF PLAN

The following description of the NCI 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all employees of NCI Building Systems, Inc. and its affiliates (Company) who have completed one year of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent related amendments and revisions.

Allocation Provision: Qualified participants may elect to defer a percent of their salary at each pay period. The amount of deferral may not exceed 10% of compensation (5% for participants in the highly compensated group) for the plan year and must equal at least 1% of compensation. Elective deferrals may not exceed the amount determined by the IRS for the plan year.

Participants may direct that their contributions be invested in any of the Plan investment options.

Contributions: The Plan provides for a matching contribution on an equal basis to all participants, with a maximum Company contribution. For the years ended December 31, 1996 and 1995, the Company made a matching contribution equal to 100 percent of the participant's contribution, up to 6 percent of the participant's eligible compensation. The employer contribution totaled $1,529,810 and $1,059,123 for the years ended December 31, 1996 and 1995, respectively.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, if any, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts in excess of expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting: Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service as follows:

           Years of Service                  Vested Percentage
        ----------------------             ---------------------
        Less than Three Years                       0%
        Three Years                                20%
        Each additional year                       20%
        Seven or more years                       100%

Expenses: The Company has paid a premium to acquire a $500,000 fidelity bond and also incurs expenses for administration, audit and tax return preparation for the Plan. The Plan may reimburse the Company for these expenses through the allocation of forfeitures.

NCI 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995



NOTE A - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: Subsequent to termination of service, a participant may request to receive payment either in a lump sum amount equal to the value of his or her vested account balance or to continue in the trust in such a manner as though the employee had not terminated his eligibility if the participant's account balance is greater than $3,500.

Plan Amendments: During the year, the Plan was amended to give credit for years of service for vesting purposes for employees of two companies acquired during 1996.

Disposition of Forfeitures: The Plan stipulates that forfeitures are first used to reduce the Plan's normal administrative fees, and then should be treated as additional discretionary matching contributions for the plan year in which the forfeitures occur.

Investment Options: The Plan offers five investment options in which the employees may elect to participate. Four of the options are mutual funds, and the fifth option is the NCI Company Stock Fund. The Company's matching contribution is made in Company stock.


NOTE B - SUMMARY OF ACCOUNTING POLICIES

Plan assets are stated at fair market value. If available, quoted market prices are used to value investments.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


NOTE C - INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

Investments at fair value as determined by quoted market price:

                                                   December 31,
                                          ----------------------------
                                              1996              1995
                                          -----------       ----------
Nationsbank Stable Capital Fund           $   624,832       $  354,982
Nations Balanced Assets Fund                  758,917          467,384
Nations Strategic Fixed Income Fund           495,310          349,294
Nations Capital Growth Fund                 1,515,819        1,014,976
NCI Common Stock Fund                      10,411,411        5,693,854
Other                                               -           46,337
                                          -----------       ----------
                                          $13,806,289       $7,926,827
                                          ===========       ==========

                                                                          -6-

NCI 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1996 and 1995



NOTE D - PLAN TERMINATION

Although the Company has expressed no such intention, the Plan can be terminated at the Company's election. In the event of Plan termination, all Plan benefits would become 100 percent vested and payable to the participants.


NOTE E - TAX STATUS

The Plan obtained its latest determination letter on March 2, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

                             SUPPLEMENTAL SCHEDULES

NCI 401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 1996


Item 27a - Schedule of Assets Held for Investment Purposes for the Year Ended
           December 31, 1996

  (a)         (b)                              (c)                    (d)            (e)
----------------------------------------------------------------------------------------------
        Identity of Issue,           Description of Investment        Cost       Current Value
        Borrower, Lessor,           Including Maturity Date, Rate
        or Similar Party            of Interest, Collateral, Par
                                         or Maturity Value
----------------------------------------------------------------------------------------------
     Nationsbank Stable Capital            Mutual Fund            $    581,054   $    624,832
       Nations Balanced Assets             Mutual Fund            $    774,419   $    758,917
   Nations Strategic Fixed Income          Mutual Fund            $    501,142   $    495,310
       Nations Capital Growth              Mutual Fund            $  1,584,281   $  1,515,819
           NCI Stock               Qualified Employer Securities  $  5,412,083   $ 10,411,411

NCI 401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996



Item 27d - Schedule of Reportable Transactions for the Year Ended
           December 31, 1996


   (a)            (b)                            (c)              (d)      (e)       (f)       (g)          (h)            (i)
------------------------------------------------------------------------------------------------------------------------------------
Identity      Description                      Purchase        Selling    Lease    Expense    Cost of     Current        Net Gain
of Party       of Asset                         Price           Price    Expense   Incurred    Asset      Value of        (Loss)
Involved                                                                                                 Assets on
                                                                                                         Transaction
                                                                                                            Date
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - A series of
transactions relating to the
same issue of securities in
excess of 5% of current value
of the plan assets:

              NCI Stock Fund                $ 2,728,539                                   $ 2,728,539    $ 2,728,539
              NCI Stock Fund                                 $ 640,074                    $ 1,546,967    $   640,074   $ (906,893)

              Nations Balanced Assets       $   418,804                                   $   418,804    $   418,804
              Nations Balanced Assets                        $ 105,797                    $   102,747    $   105,797   $    3,050

              Nations Capital Growth        $   943,887                                   $   943,887    $   943,887
              Nations Capital Growth                         $ 335,005                    $   320,989    $   335,005   $   14,016

              Nations Stable Capital        $   327,208                                   $   327,208    $   327,208
              Nations Stable Capital                         $  82,301                    $    80,505    $    82,301   $    1,796


There were no category (i),(ii) or (iv) reportable transactions during the year ended December 31, 1996.

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee for the NCI 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   NATIONSBANK OF GEORGIA, N.A., TRUSTEE FOR THE NCI 401(k) PROFIT SHARING PLAN


DATE: November 3, 1997             BY: /s/ WILLIAM DENTON
     ----------------------           -----------------------------------------
                                   PRINT NAME: William Denton
                                              ---------------------------------
                                   TITLE: Vice President
                                         --------------------------------------

                        CONSENT OF INDEPENDENT AUDITORS


         We consent to the use of our report dated October 8, 1997 incorporated by reference in the Registration Statements (Forms S-8, File Nos. 33-52078, 33-71106, 333-12921 and 333-34899) pertaining to the NCI 401(k) Profit Sharing Plan, with respect to the financial statements and schedules of the NCI 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the period from January 1, 1996 to December 31, 1996.


                                           MANN, FRANKFORT, STEIN & LIPP, P.C.



DALLAS, TEXAS                              BY:  /S/GLEA RAMEY, III, CPA
OCTOBER 29, 1997                                ------------------------------
------------                               PRINT NAME:  GLEA RAMEY, III
                                                      ------------------------
                                           TITLE:  SHAREHOLDER
                                                   ---------------------------




                                                                              11